June 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Gordon

Re:	Splash Beverage Group, Inc.
Form S-1 (as amended)
File No. 333-255091

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Splash Beverage Group, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Daylight Time, June 10, 2021, or as soon as practicable thereafter.

Please contact the undersigned at (954) 496-3656, or Darrin Ocasio of Sichenzia Ross Ference LLP at (212) 398-1493 with any questions. Also, please notify Mr. Ocasio when this request for acceleration has been granted.

Very truly yours,

Splash Beverage Group, Inc. .

By:	/s/ Dean Huge
Dean Huge Chief Financial Officer